Laura A. Berezin T: +1 650 843 5128 lberezin@cooley.com	VIA EDGAR and COURIER

January 28, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bonnie Baynes
Angela Connell
Donald Field
Dietrich King

Re:	Harpoon Therapeutics, Inc.

Registration Statement on Form S-1

Filed December 27, 2018

File No. 333-229040

Ladies and Gentlemen:

On behalf of Harpoon Therapeutics, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment 5 received in a letter, dated November 20, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on October 24, 2018 (as resubmitted to the Commission on December 11, 2018, filed with the Commission on December 27, 2018 and amended on January 4, 2019, the “Registration Statement”). For convenience, we have incorporated the Staff’s comment into this letter in italics.

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 89

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

Preliminary Price Range

The Company currently expects a price range of $13.00 to $15.00 per share of common stock (the “Price Range”) for its proposed initial public offering (“IPO”). On January 28, 2019, the Company effected a reverse stock split of 4.9175 to 1, and the Preliminary Price Range and all other share and per-share numbers set forth in this letter are presented on a post-split basis. The Company’s next Pre-Effective Amendment to the Registration Statement will also present the information included therein on a post-reverse split basis. The Preliminary Price Range implies a pre-money valuation range for the Company of $286.4 million to $330.5 million.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

January 28, 2019

Page Two

The Preliminary Price Range is based in part on the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Citigroup Global Markets Inc. and SVB Leerink LLC, the lead underwriters (the “Representatives”) of the IPO, during January 2019. The Company notes that, as is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on the assessment of the foregoing factors. Prior to January 4, 2019, the Representatives had not provided the Company with a specific estimated price range.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock for the purpose of granting equity awards has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its convertible preferred stock and the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status of the Phase 1 clinical trial for the Company’s lead product candidate, HPN424;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biopharmaceutical industry in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare and biopharmaceutical industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

January 28, 2019

Page Three

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across the classes and series of its capital stock to determine the estimated fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the Company’s common equity using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based on the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the Company’s common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Because the Company’s common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates must be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both the OPM and the PWERM. Weighting allocations are assigned to the OPM and the PWERM, factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Company’s common stock, the OPM was utilized for the independent third-party valuations of the Company’s common stock as of April 30, 2017 (the “April 2017 Valuation”), April 30, 2018 (the “April 2018 Valuation”) and October 1, 2018 (the “October 2018 Valuation”) discussed below. Equity value for each liquidity event scenario utilized in the April 2017 Valuation, the April 2018 Valuation and the October 2018 Valuation was weighted based on a probability of each event’s occurrence. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock. In the sale of the Company scenario, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of its convertible preferred stock, consistent with the method outlined in the Practice Guide.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

January 28, 2019

Page Four

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options as follows:

Date of the Grant	Numbers of Shares Subject to Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
March 16, 2018	29,892	$1.63	$1.63
June 26, 2018	14,640	1.78	1.78
August 16, 2018	70,766	1.78	1.78
August 31, 2018	55,312	1.78	1.78
September 12, 2018	83,274	1.78	1.78
October 17, 2018	312,759	2.12	2.12
November 16, 2018	920,979	2.12	2.12
December 19, 2018	274,525	2.12	2.12

April 2017 Valuation and March 2018 Stock Option Grants

On March 16, 2018, the Company granted options to purchase a total of 29,892 shares of its common stock at an exercise price of $1.63 per share. The Board determined the estimated fair value of the Company’s common stock at the time of the grants was $1.63 per share based on a number of factors, including the April 2017 Valuation.

For the April 2017 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. The enterprise value was then allocated using the OPM to the Company’s outstanding securities based on their liquidation preferences and other rights. For purposes of the April 2017 Valuation, a put-option analysis and a quantitative strike put option analysis (based on the Finnerty model) were performed in an effort to estimate the appropriate DLOM for the Company’s common stock. A DLOM of 35% was used for the April 2017 Valuation. The April 2017 Valuation estimated the fair value of the Company’s common stock to be $1.63 per share.

The April 2017 Valuation reflected the anticipated closing of the Company’s Series B convertible preferred stock financing, which occurred in May 2017, as well as the high probability of the Company satisfying the condition to trigger a second tranche of Series B convertible preferred stock financing upon the Company filing an IND for its product candidate HPN424, which occurred in July 2018. The Series B convertible preferred stock financing was an arm’s-length transaction that was negotiated with parties including multiple new investors in the Company. For the period from the April 2017 Valuation to March 16, 2018, the Board determined there were no internal or external developments since the April 2017 Valuation that warranted a change in the estimated fair value of the Company’s common stock. As a result, the Board determined the estimated fair value of the Company’s common stock as of March 16, 2018 was $1.63 per share.

April 2018 Valuation and June-September 2018 Stock Option Grants

On June 26, 2018, August 16, 2018, August 31, 2018 and September 12, 2018, the Company granted options to purchase a total of 223,992 shares of its common stock at an exercise price of $1.78 per share. The Board determined the estimated fair value of the Company’s common stock at the time of the grants was $1.78 per share based on a number of factors, including the April 2018 Valuation.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

January 28, 2019

Page Five

For the April 2018 Valuation, the Company utilized a combination of the research and development expense market multiple and the merger and acquisition transaction (using an invested capital multiple) approaches to derive the estimated equity value for the Company. This value was then allocated using the OPM to the Company’s outstanding securities based on their liquidation preferences and other rights. For purposes of the April 2018 Valuation, a put-option analysis, a quantitative strike put option analysis (based on the Finnerty model) and an average option analysis were performed in an effort to estimate the appropriate DLOM for the Company’s common stock. A DLOM of 35% was used for the April 2018 Valuation. The April 2018 Valuation estimated the fair value of the Company’s common stock to be $1.78 per share.

The April 2018 Valuation reflected the increased certainty of the Company filing an IND for its product candidate HPN424, which occurred in June 2018, and the resulting increased certainty of the closing of the second tranche of the Company’s Series B convertible preferred stock financing, which occurred in July 2018. For the period from the April 2018 Valuation to September 12, 2018, the Board determined there were no internal or external developments since the April 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock. As a result, the Board determined the estimated fair value of the Company’s common stock as of June 26, 2018, August 16, 2018, August 31, 2018 and September 12, 2018 was $1.78 per share.

October 2018 Valuation and October-December 2018 Stock Option Grants

On October 17, 2018, November 16, 2018 and December 19, 2018, the Company granted options to purchase a total of 1,508,263 shares of its common stock at an exercise price of $2.12 per share. Approximately 19% and 14% of these grants were made to the Company’s new Chief Medical Officer and Chief Financial Officer in connection with their respective hiring. The Board determined the estimated fair value of the Company’s common stock at the time of the grants was $2.12 per share based on a number of factors, including the October 2018 Valuation.

For the October 2018 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. The enterprise value was then allocated using the OPM to the Company’s outstanding securities based on their liquidation preferences and other rights. For purposes of the October 2018 Valuation, a put-option analysis, a quantitative strike put option analysis (based on the Finnerty model), an average option analysis and a differential put analysis were performed in an effort to estimate the appropriate DLOM for the Company’s common stock. A DLOM of 20% was used for the October 2018 Valuation, reflecting the work begun, and progress made, by the Company towards a potential initial public offering of its common stock, including the anticipated submission of the draft Registration Statement, which occurred on October 24, 2018. This was partially offset by an increase in volatility in the securities markets, particularly with respect to the valuations of similarly situated biopharmaceutical companies. The volatility of the Company’s common stock was deemed to be greater than the overall mean and median observed due to the Company’s early stage and higher risk facing the Company. The October 2018 Valuation estimated the fair value of the Company’s common stock to be $2.12 per share.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

January 28, 2019

Page Six

The October 2018 Valuation reflected the anticipated closing of the Company’s Series C convertible preferred stock financing, which occurred in November 2018. The Series C convertible preferred stock financing was an arm’s-length transaction that was negotiated with parties led by new investors in the Company. For the period from the October 2018 Valuation to December 19, 2018, the Board determined there were no internal or external developments since the October 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock. As a result, the Board determined the estimated fair value of the Company’s common stock as of October 17, 2018, November 16, 2018 and December 19, 2018 was $2.12 per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock at December 19, 2018 and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock at December 19, 2018 and the Preliminary Price Range is the result of the following key factors, among others:

•

As described in the Registration Statement, in January 2019, the Company announced preliminary data from seven patients who had been enrolled in its Phase 1 clinical trial of HPN424 as of December 31, 2018. Safety and tolerability are the primary objectives of the trial, and all seven patients remain on the study with weekly treatments of HPN424 with no dose limiting toxicities. The clinical trial results to date include measurement of HPN424 serum exposure that supports weekly dosing and changes in cell and serum biomarkers consistent with T cell activation. The Company believes that the preliminary results, which represent the Company’s first presentation of clinical trial data, support the proposed mechanism of action of HPN424.

•	The Company’s IND for HPN536 was cleared by the FDA in January 2019, and the Company plans to initiate a Phase 1 clinical trial of HPN536 in the first half of 2019.

•

The Company made continued progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act, the public filing of the Registration Statement with the Commission on December 27, 2018 and amendment filing on January 4, 2019.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the Company’s common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock based on the April 2017 Valuation, the April 2018 Valuation and the October 2018 Valuation represents an estimate of the fair value of the shares that were then illiquid (as reflected by the DLOM applied in each), might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, shares of the Company’s convertible preferred stock will convert into shares of the Company’s common stock and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common stock prior to the IPO.

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

January 28, 2019

Page Seven

•

Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its common stock as determined by the Board on December 19, 2018 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” that have been used as the basis for determining the stock-based compensation in connection with its stock option grants during the past 12 months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*    *    *    *

Please contact me at (650) 843-5128 or Robert Phillips of Cooley LLP at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Laura A. Berezin
Laura A. Berezin
Cooley LLP

cc:	Gerald McMahon, Ph.D., Harpoon Therapeutics, Inc.
Georgia Erbez, Harpoon Therapeutics, Inc.
Robert Phillips, Cooley LLP
Jonie Kondracki, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM